

Mail Stop 4628

January 13, 2017

Riccardo Delle Coste
Chief Executive Officer and Director
Barfresh Food Group, Inc.
8383 Wilshire Blvd., Suite 750
Beverly Hills, CA 90211

> **Re:** **Barfresh Food Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-215322**

Dear Mr. Delle Coste:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 31

1. Please provide in this section a discussion and analysis of your financial condition and results for the nine-month transition period ended December 31, 2015 and your comparable prior year information. Refer to Instruction 1 to Paragraph 303(a) of Regulation S-K.

Executive Compensation, page 39

2. Please update this section to provide the information that Item 402 of Regulation S-K requires for compensation awarded in the fiscal year ended December 31, 2016. For

guidance, refer to the Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the Commission's website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Kevin M. Dougherty, Senior Counsel, at (202) 551-3271 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources